

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 26, 2009

<u>VIA U.S. MAIL and FACSIMILE (818) 780-6677</u>

Derrick Romine
Chief Financial Officer
Cardo Medical, Inc.
8899 Beverly Blvd., Suite 619
Los Angeles, CA 90048

      Re: **Cardo Medical, Inc.**
             Form 10-K for the fiscal year ended December 31, 2008
             Filed March 31, 2009
             Form 10-Q for the fiscal quarter ended March 31, 2009
             File No. 000-21419

Dear Mr. Romine:

      We have reviewed your response dated June 3, 2009 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We see that in your response letter dated June 3, 2009, you provided the requested representations from the company's outside counsel, Akerman Senterfitt. In connection with responding to our comments, please provide, in writing, a statement *from the company* acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2008

Share Based Payment, page 49

2. We reference your response to prior comment 7 in our letter dated April 15, 2009. Please revise future filings to clarify how you determine historical volatility, similar to your response.

Note 7. Accin Transaction, page 54

3. We note your response to prior comment 11 in our letter dated April 15, 2009. Please address the following comments to help us understand your accounting for the transaction:

    ·   Please tell us the basis for the "negotiated value of Accelerated" of $10 million. Discuss whether there were any valuations performed to support the negotiated value of the business.

    ·   Please tell us the nature of the common ownership between Accin and Cardo. That is, discuss whether Cardo and Accin are under common control.

    ·   Discuss the business reasons for distributing the $3.75 million to Accin commensurate with the formation of Accelerated. Discuss why the option to purchase the remaining interests in Accelerated was valued at $3.75 million (37.5% of the negotiated value of the company).

Acquisition of Non-Controlling Interests, page 55

4.   We see the discussion of your subsidiaries Uni Knee LLC and Cervical Xpand LLC and the acquisition of the minority interests during 2008. Please tell us who the joint venture partner was for Uni and Cervical, including whether they were a related party and/or under common control. Discuss when these joint ventures were formed and how you recorded the formation.

5.   Please tell us your accounting treatment for the acquisition of the non-controlling interest in Accelerated and your basis in US GAAP for this accounting treatment. If Accin and Cardo are under common control, tell us why the acquisition of the non-controlling interest should not be recorded at historical cost with any excess of the purchase price over the transferors' historical cost being recorded as a capital transaction. Refer to EITF Issue 02-05 and 90-5, SAB Topic 5G, paragraph D11 – D12 of SFAS 141, and Technical Bulletin 85-5.

6.   In addition, tell us how you determined the $6.25 million purchase price and explain the basis for assigning that value to the non-controlling interest acquired. Please also tell us how you determined the value of the intangible assets recorded, including significant estimates and assumptions used, and why you believe that the entire amount recorded is recoverable.

Form 10-Q for the fiscal quarter ended March 31, 2009

Condensed Consolidated Financial Statements

7.   Please tell us how you have complied with the guidance in SFAS 160 with regard to the non-controlling interests outstanding at March 31, 2008 and for the three months ended March 31, 2008. Please note that the presentation and disclosure requirements of SFAS 160 should be applied retrospectively for all periods presented and impact the presentation of non-controlling interests in the balance sheet and statement of operations. Refer to paragraphs 38 – 39 and A3 – A7 of SFAS 160.

Item 4. Evaluation of Disclosure Controls and Procedures, page 20

8.   We see that you provided management's assessment of the effectiveness of your internal controls over financial reporting as of March 31, 2009. As we note that you are only required by Item 308 and 308(T) of Regulation S-K to provide management's assessment of the effectiveness of your internal control over

financial reporting as of the end of your most recent fiscal year, please tell us why this was provided for the interim period and whether an assessment was performed as of March 31, 2009.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact me at (202) 551-3676 or Kristin Lochhead at (202) 551-3664 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief